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                                [FMB LETTERHEAD]



MAY 10, 2005


VIA EDGAR

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  First Manitowoc Bancorp, Inc.
     Schedule 13E-3/A filed on March 25, 2005
     File No. 005-80577

Dear Mr. Werbitt:

This letter is submitted by First Manitowoc Bancorp, Inc. ("FMB") in response to written comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") dated April 5, 2005, in connection with the Transaction Statement filed by FMB on February 28, 2005, as amended by Schedule 13E-3/A filed with the SEC on March 25, 2005 (the "Schedule 13E-3"). For your convenience, our responses are numbered to correspond with the Staff's comments. Simultaneous with the delivery of this letter, we have filed with the SEC Amendment No. 2 (the "Second Amendment") to
Schedule 13E-3 that includes conforming changes to the Schedule 13E-3.

I.  INTRODUCTION

In conducting its review of the proposed transaction, it is critical that the Staff recognize two key factors which distinguish this merger from the typical going private transaction. First, the merger complies with Wisconsin state law, which specifically authorizes the merger of a parent corporation into its wholly owned subsidiary without approval of the parent corporation's shareholders. Second and more importantly, following the merger no individual or group will hold a materially different interest in the surviving corporation than the interest previously held in FMB. As Staff is aware from our previous submission, the transaction will result in the redemption of less than 3% of FMB's outstanding common stock. All continuing shareholders, whether affiliated or unaffiliated, will be treated in the same manner and no individual or group, whether affiliated or unaffiliated will obtain a materially different ownership interest in the continuing enterprise than was held previously in FMB. As a result, the only material effect of this transaction is to allow the continuing enterprise to reduce expenses by terminating its registration with the SEC.





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II.  COMMENT RESPONSES

RESPONSE TO COMMENT 1

1. First, as stated in our letter of March 25, 2005, the transaction does not involve an "offer," "offer for sale," "offer to sell" or "sale" within the meaning of Section 2(a)(3) of the Securities Act of 1933 (the "Act"). Second, a central tenet of both Release 33-5316 and In Re Natomas is that a transaction in which:

         (i) shareholders have no right to vote, exercise appraisal rights or to take any discretionary action in connection with the transaction, and

         (ii) there is no substantial economic consequence to the shareholders,

does not involve an offer or sale within the meaning of the Act.

In the instant transaction, each of the above elements is satisfied. Our letter of March 25, 2005, informed you that Wisconsin law does not grant a right to shareholders to vote on a transaction of this type nor does it provide appraisal rights. With respect to the economic posture, continuing shareholders will be in the same economic position as they were prior to completion of the transaction because FMB is paying from its balance sheet fair value for the shares that will be cashed out in the merger. The economic interest of continuing shareholders will not change in any meaningful way.

The Natomas matter involved facts quite similar to those in the instant case. Natomas shareholders did not possess the right to vote upon the parent-subsidiary merger nor did shareholders have any appraisal rights. The SEC did not take any action regarding Natomas' position that the transaction was not subject to Section 2(a)(3) of the Act.

FMB's circumstances should be contrasted with those noted by the SEC where a different result may ensue. That is, where shares are exchanged for a "disproportionate ownership interest" or there is "substantial economic consequence" to shareholders. Natomas.

In addition, the SEC has consistently recognized that transactions similar to the instant case are outside regulatory action. See Daisy Systems Corporation (April 10, 1989) '89-'90 CCH Federal Securities Law Reporter P. 79,314 (hereafter "CCH") wherein the SEC declined to take action in connection with an exchange of debentures, stating: "In arriving at these positions, we have noted in particular your representations that, under the terms of the Indenture: (1) holders of the Cadnetix Debentures do not have any right to vote upon the merger..."

In an analogous situation in Equitable Life Mortgage and Realty Investors (December 23, 1982) '81-'82 CCH P. 77,353 the SEC took no action with regard to the merger of an 81% owned entity which would be accomplished by written consent without a meeting of shareholders. In its no action letter, the SEC stated its primary rationale for declining to take action as follows. "In arriving at this position, we have noted particularly that, for all practical purposes, holders of the common shares of Telmari will have no investment decision to make with respect to the shares of new Telmari..."

The rationale behind these and other publicly available transactions where no action was taken is understandable, since: (i) there is no investment decision requested of shareholders, and (ii)





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the interest of shareholders in the continuing entity is identical (in our case)
or virtually identical to their interest in the original entity.

Finally, as stated in our previous letter, all aspects of the business, management and operations of FMB will continue absolutely unchanged by reason of the merger. There will be no difference in the company's structure, management, or operations post-transaction, except that FMB will no longer be a reporting company.

We note collaterally that one of the central purposes of Rule 145, as adopted by Release 33-5316, is "to inhibit the creation of public markets in securities of issues about which adequate current information is not available to the public." In this transaction, FMB is utilizing a state statute to permit it to withdraw from the public markets under Rule 12g-4 under the Securities Exchange Act of 1934. Accordingly, to interpret Release 33-5316 to require registration of the shares being issued in this transaction would further be wholly inconsistent with that purpose.

In addition, we are of the opinion that Section 3(a)(9) of the Act provides further support for our position. That statute exempts from registration securities "...exchanged by an issuer with its existing security holders..." In this regard, we call your attention to Daisy Systems Corporation, (April 10, 1989) '89-'90 CCH P. 79,314 (wherein the commission "noted in particular" holders of the securities to be exchanged "...do not have any right to vote upon the merger..." and Bacardi Corporation (April 17, 1980) 1980 CCH P. 76,379. Note that no commission or other remuneration is being paid by FMB in connection with the exchange of shares.

Our counsel has advised FMB that the transaction does not involve an "offer," "offer for sale," "offer to sell" or "sale" within the meaning of Section 2(a)(3) of the 1933 Act and is in any event exempt under Section 3(a)(9) thereof. We intend to proceed with the transaction on that basis without registration of the surviving company's shares.

RESPONSE TO COMMENT 2

FMB has revised the Information Statement to include the summary financial information described in Item 1010 of Regulation M-A under the Securities Exchange Act of 1934, as amended. See page 43 of the Information Statement.

RESPONSE TO COMMENT 3

As the table set forth in the previously filed 13E-3/A and on page 39 of the Second Amendment, each of the executive officers and directors of FMB will be continuing shareholders, with the exception of Mr. Thomas Bare, Mr. John Nordstrom and Ms. Rachel Weigert. The 100 shares and 528 shares of FMB common stock held of record by Mr. Nordstrom and Ms. Weigert, respectively, will be fully redeemed on the same terms as all other shareholders below the threshold, as will the 300 shares held by Mr. Bare in a discrete account.(1)(2) To the knowledge of

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(1) Mr. Bare owns an additional 586,833 shares of FMB common stock which are held directly or indirectly in blocks of 1,000 shares or more.

(2) The regulations of the Office of the Comptroller of the Currency (the "OCC") require that individuals who serve on the Board of the holding company of a national bank own shares of the holding company with an aggregate fair market value of not less than $1,000 as a condition to serving of such board. Mr. Bare's other stock ownership which will be exchanged for shares of the surviving corporation, meets the OCC's minimum equity holding requirement for holding company directors; however, the surviving corporation intends to sell to Mr. Nordstrom that number of shares required to meet the OCC's minimum equity holding requirement at the same price paid to redeeming shareholders(i.e. if the price paid redeeming shareholders is $19.60 per share, Mr. Nordstrom would purchase 52 shares at a total price of $1,019.20) immediately following the merger so that he may continue to serve as a director of the surviving corporation.



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FMB, each of the FMB executive officers and directors who hold more than 1,000 shares of FMB common stock held 1,000 or more shares prior to contemplation of the transaction. None of FMB's executive officers and directors purchased or otherwise received shares since the contemplation of this transaction to meet the threshold amount of a continuing shareholder.

RESPONSE TO COMMENT 4

As FMB makes clear in its disclosure on page 9 of the previously filed Schedule 13E-3/A, the board of directors of FMB (the "Board") considered a number of factors in arriving at a per share price. The factors previously set forth in the Information Statement as considered by the Board included: (i) the appraised share value as determined by American Appraisal in its fair value assessment,
(ii) the historical trading price range for the stock during the past year,
(iii) the thinness of the stock's trading market, (iv) the particularly illiquid nature of the market for small lot trades, and (v) fairness to both the redeeming and continuing shareholders. Fairness was a critical element in the determination to pay redeeming shareholders a premium over the appraised share value arrived at by American Appraisal. The amount of that additional premium and its fairness were determined within the judgment of the Board and as such are not susceptible to specific quantification. The preceding factors, together with all of the other factors discussed in the Information Statement and the report of American Appraisal, formed the basis for the Board's good faith determination of value, including the premium amount. We have added a lead-in phrase to page 9 of the Information Statement to underscore this position.

RESPONSE TO COMMENTS 5

You have asked "why [net book value, liquidation value or pre-merger going concern value] cannot be indicative of the value of the company." FMB does not take the position that such values cannot be "indicative" of the value of the company, only that they were not the most accurate indicators of the value of FMB. Indeed, the Board, in accordance with the recommendation of its independent, expert, financial consultant, American Appraisal, concluded that the indications of value used by American Appraisal were the most appropriate given the structure of this transaction. Bear in mind that Item 1014 of Regulation M-A states that the importance of a particular factor in "determining the fairness of a transaction and . . . the weight, if any, that should be given them in a particular context will vary." In the context of this transaction, the Board determined that net book value, liquidation value and pre-merger going concern value calculations independent of mitigating methodologies would distort the value of FMB by undervaluing the company - a result inconsistent with the Board's desire to assure fairness to the redeeming shareholders. Consequently, in consultation with American Appraisal, the Board determined that while it was appropriate to consider net book value, liquidation value and pre-merger going concern value, the most applicable valuation methodologies employed by American Appraisal were the appropriate means of arriving at a fair and fully valued indication of FMB's value.





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As we previously advised the Staff, the Board, after considering American
Appraisal's report and comments, concluded that use of a single valuation approach would result in underestimating FMB's value. In the case of book value, it is generally understood that book value is not indicative of the market value of an ongoing business. The Board believed this failure to account for FMB as an ongoing enterprise would cause a book value approach to undervalue FMB. For the benefit of the Staff, book value is generally defined as the original cost of an asset less accumulated depreciation, depletion or amortization.

Likewise, it is generally recognized that going concern value is likely to underestimate the value if applied as a discrete valuation method. We note for the Staff's benefit, however, that as applied to FMB this method would clearly underestimate value because it would not reflect the reduction in operating expenses due to the reduction in compliance costs expected to be realized by the business on a going forward basis. In this regard, we reiterate our response to previous Comment 12 and direct the Staff's attention to the statement on page 15 of the previously filed Information Statement: "FMB's Board believes that the "blended valuation methodology undertaken by American Appraisal provides a more accurate reflection of FMB's going concern value than applying a single methodology to determine going concern value, and further believes that such blended method is fairer to shareholders who are to receive cash consideration in the transaction."

With respect to liquidation value, we believe it is generally understood that the value of an ongoing business is greater than the value of its independent parts. To further explain this result, we reiterate our response to previous Comment 12: "In general, American Appraisal valued FMB's common stock under the assumption that FMB's business operation will continue as a going concern following consummation of the merger. Because going concern valuation is an element of the analysis performed in connection with the Income Approach and Market Approach, these approaches reflect that FMB as a whole, as a result of its income generating capacity, has a greater value than the value of the sum of its parts in the event of liquidation. FMB's Board did consider the post-merger going concern value as one, among other, elements of the ultimate valuation determined by American Appraisal, accepting American Appraisal's view that the going concern value was adequately reflected by American Appraisal's application of the Income Approach and Market Approach to valuation.

The Board relied on American Appraisal's expert advice in reaching its decision not to give weight to net book value, liquidation value or pre-merger going concern value because the Board believed those methods would have undervalued the company to the detriment of redeeming shareholders. The Board further exercised its judgment to apply a further modest premium (in excess of the approximately 23% increase the per share valuation already represented over any traded price for the stock during the past 3 months) to the price to be paid to redeeming shareholders, based on the Board's desire to assure fairness. We believe the Information Statement discloses all material factors considered in the valuation of FMB.

At the Staff's request, however, we have revised the Information Statement to include an expanded discussion of the methodologies employed by American Appraisal in determining fair value per share, and the factors considered by the Board in determining the ultimate price per share.





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RESPONSE TO COMMENTS 6

We direct your attention to pages 15 and 16 of the previously filed Information Statement, which includes a summary of the discussion set forth in response to previous Comment 12, in an effort to provide shareholders with a concise presentation of material information. At the Staff's request, FMB has added the expanded discussion of the valuation methods employed by American Appraisal from our response to previous Comment 12.

RESPONSE TO COMMENTS 7

Pages 14-17 of the previously filed Information Statement include a protracted discussion of the Board's position as to the fairness of the merger to FMB shareholders. In addition, pages 16 and 17 of the previously filed Information Statement include an expanded disclosure regarding the Board's belief that the transaction is fair to unaffiliated shareholders.

The Information Statement has been revised to specifically discuss the basis for the Board's determination that the transaction was fair to unaffiliated shareholders despite the absence of the safeguards described in Item 1014(c) and
(d) of Regulation M-A. With respect to Item 1014(e), the previously filed Information Statement states that the transaction was approved by all of the members of FMB's Board, including those directors who are not employees of FMB.

We note parenthetically for the Staff's benefit, that the transaction involves the redemption of less than 3% of FMB's total issued and outstanding shares of common stock, with all continuing shareholders (including officers and directors) having their ownership changed only as a result of the increase in their proportional interests resulting from elimination of the 3% of shares being redeemed. The redemption of 3% of shares clearly does not result in any material change in the position of affiliated versus nonaffiliated continuing shareholders. The elimination of shares serves solely to reduce costs by allowing FMB to deregister and unaffiliated shareholders have no unique interests which require their separate representation in the transaction. In addition, the transaction is structured in accordance, and complies in all respects, with state law as enacted by the Wisconsin legislature. We have complied with all legal requirements applicable to transactions of this type in accordance with the applicable Wisconsin statutes. Moreover, we have disclosed the procedural and substantive safeguards, including the receipt of a valuation report from an expert outside valuation consultant, applied to the transaction.

RESPONSE TO COMMENTS 8

The Information Statement has been revised to include the requested statement.

RESPONSE TO COMMENTS 9

The Information Statement has been revised to remove the qualification.

RESPONSE TO COMMENTS 10

The Information Statement has been revised to include the discussion provided in our previous Response to Comment 21.






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RESPONSE TO COMMENTS 11

In this comment, the Staff includes a series of requested disclosures, each of which will be addressed below. As a preliminary matter, however, we note for the Staff's benefit that the preparation of a report regarding fair value is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such a report is not readily susceptible to partial analysis or summary description. Moreover, we do not believe that Item 1015 of Regulation M-A contemplates overwhelming shareholders with non-material technical aspects of a valuation analyses or report or that it invites repeated discussion of the various expert judgments that have been made, considered and rejected, or that could possibly have been made by an appraiser or investment banker in the course of performing an analysis. Despite our concern that these disclosures requested by Staff do not elucidate the truly material aspects of the valuation summary, we have revised the Information Statement to include a general discussion, which substantially mirrors the discussion included in this Response, on the elements of valuation analyses employed by American Appraisal in arriving at fair value per share.

We now turn to the requested disclosures in order of presentation. The Staff asks that we disclose "how" American Appraisal determined the weight applied to the multiples and valuation methods utilized. This determination was, of course, both subjective and objective in nature. In this case, American Appraisal chose to assign equal weighting to the guideline company and guideline transaction methods because it believed each of those market approaches included guideline information that was reliable and relatively comparable to FMB. Likewise, in determining fair value, American Appraisal assigned weights to each of the valuation methods that it believed provided meaningful indications of value based on its experience and judgment.

Staff next asks that we disclose why American Appraisal elected to assign equal weight to FMB's balance sheet and income statement. American Appraisal determined that all three of the multiples derived from the balance sheet and the income statement provided meaningful indications of value. Accordingly, American Appraisal concluded that in its opinion and judgment the results from the application of these multiples should be weighted equally, with consideration given to the fact that two of the multiples were based on balance sheet indications and one multiple was based on an income statement indication. The balance sheet was given a 50% weighting because two multiples were based on balance sheet indications. The income statement was assigned a 50% weighting because the remaining multiple was based on income statement indications. Based on American Appraisal's judgment and experience, it deemed these weightings to be appropriate and reasonable.

Staff concludes this comment by asking that we disclose why American Appraisal assigned certain weightings to the income approach and market approach. As disclosed on page 24 of the previously filed Information Statement, American Appraisal assigned a lower weight to the income approach "due to the fact that only one year of projected data was available for use in this approach." We believe this disclosure makes it clear why particular weightings were assigned to each approach. Moreover, we believe that shareholders are generally aware that the present value of a business enterprise is based, in part, on estimated future income. We have, however, revised the Information Statement to explain, in substantially the form of the discussion presented here, that the existence of only one year of projections limited the value of the income approach for purposes of determining the fair value of FMB. In general, we will explain that when multiple years of projections are available for analysis, the income approach






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is considered generally reliable as an indication of value to the extent the projections themselves prove to be accurate in the context of stable markets and economic conditions. Alternatively, if only a single year is available for analysis, the reliability of the income approach may be diminished. This is particularly true when both the company and transaction comparables available for purposes of the market approach are considered to be good indicators of value and therefore somewhat more reliable than estimates made on a single year's projections. American Appraisal had comparables which they considered to be "very good" for purposes of their market approach analysis, thereby enhancing the reliability of the market approach. Accordingly, American Appraisal concluded that it was appropriate to assign a greater weight to the market approach. Valuation under any method or approach is, of course, subject to the accuracy of estimates and projections of future performance, the constancy of markets and the economy, and to the application of the judgment and experience of the appraiser. As the Staff is well aware, there is no single "holy grail" or formula that guarantees the absolute accuracy of any valuation opinion from any source. The Board exercised its informed judgment in selecting an outside appraiser, concluded the valuation methodology was appropriate and reasonable and, therefore, accepted the expert's valuation.

RESPONSE TO COMMENTS 12

In response to the Staff's prior Comment 23, we expanded the previously filed Information Statement to include a list of the projected data provided to American Appraisal by FMB in connection with American Appraisal's valuation of FMB's common stock. In addition, in response to the Staff's prior Comment 18, we provided the Staff with copies of all projections provided to American Appraisal and requested confidential treatment of such projections. We requested confidential treatment of this data because it is proprietary confidential information that reflects FMB's strategic plans for future operations. Making this information available to FMB's competitors could well place FMB at a competitive disadvantage within its markets.

To put the Staff's request in perspective, it is important to again stress that shareholders are not asked to make an investment decision regarding FMB common stock in connection with the merger. The only material effect on FMB's pro forma financials resulting from the merger is the reduction in FMB's expenses resulting from termination of registration, which is disclosed to shareholders. Accordingly, we do not believe a summary of FMB's projections regarding future operations is material to or of benefit to shareholders. To the extent that such summary data is material or beneficial, it has been disclosed in the pro forma financials set forth on page 45 of the Second Amendment.

"TANDY" REPRESENTATIONS

In connection with this filing, FMB hereby states the following:

(a) FMB acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and FMB and its management are solely responsible for the content of such disclosure;

(b) FMB acknowledges that the Staff's comments and changes in disclosure in response to the Staff's comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and





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(c) FMB represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

Please contact Marcia Y. Lucas at (414) 270-2739 with any questions you may have or for any further information you may require.

Sincerely,

FIRST MANITOWOC BANCORP, INC.

/s/ Thomas J. Bare
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Thomas J. Bare
President and Chief Executive Officer





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